EXHIBIT 3 (ii)
AMENDMENT TO BY-LAWS OF SKYLINE CORPORATION
     RESOLVED, that Article 5 of the By-Laws is amended effective immediately to read as follows:
ARTICLE 5
OFFICERS OF THE CORPORATION
     Section 1. Officers. The officers of the corporation shall consist of a Chief Executive Officer, a Chief Financial Officer and such other officers as may be designated from time to time by the Board of Directors. Except for the two designated officers two or more offices may be held by the same person. The Board of Directors by resolution may create and define the duties of the offices in the Corporation and may elect or appoint persons to fill such offices.
     Section 2. Vacancies. Whenever any vacancies shall occur in any office by death, resignation, increase in the number of offices of the corporation, or otherwise, the same shall be filled by the board of directors, and the officer so elected shall hold office until his successor is chosen and qualified.
     Section 3. Chief Executive Officer. Notwithstanding the Board’s discretion to create such offices as it may designate the Corporation shall at all times have a chief executive officer. This individual shall have primary responsibility for the day-to-day operations of the business and shall have responsibility for executing and filing such documents as may be required with governmental and regulatory agencies.
     Section 4. Secretary. The Board of Directors shall delegate to one or more individuals the responsibility for preparing minutes of the directors’ and shareholders’ meetings and for authenticating records of the corporation, and that person shall be considered the secretary of the corporation under the laws of the State of Indiana.
     Section 5. Chief Financial Officer. The Chief Financial Officer shall keep correct and complete records of account, showing accurately at all times the financial condition of the corporation. He shall be the legal custodian of all moneys, notes, securities and other valuables which may from time to time come into the possession of the corporation. He shall immediately deposit all funds of the corporation coming into his hands in some reliable bank or other depositary to be designated by the board of directors, and shall keep such bank account in the name of the corporation. He shall furnish at meetings of the board of directors, or whenever requested, a statement of the financial condition of the corporation, and shall perform such other duties as this code of by-laws may require or the board of directors may prescribe. The Chief Financial Officer may be required to furnish bond in such amount as shall be determined by the board of directors.
     Section 6. Delegation of Authority. In case of the absence of any officer of the corporation, or for any other reason that the board of directors may deem sufficient, the board of directors may delegate the powers or duties of such officer to any other officer or to any director, for the time being, provided a majority of the entire board of directors concurs therein.
     Section 7. Execution of Documents. Contracts, leases, commercial paper, bonds, deeds, mortgages, certificates and all other legal instruments or documents shall be signed by such officers as may be approved by the Board of Directors.
     Section 8. Loans to Officers. No loan of money or property or any advance on account of services to be performed in the future shall be made to any officer or director of the corporation.